As filed with the Securities and Exchange Commission on September 25, 2019.

Registration Nos. 333-209996

811-22736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 17	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 18	☒

(Check Appropriate Box or Boxes)

COLUMBIA ETF TRUST I

(Exact Name of Registrant as Specified in Charter)

225 Franklin Street, Boston, Massachusetts 02110

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Christopher O. Petersen, Esq. c/o Columbia Management Investment Advisers, LLC 225 Franklin Street Boston, Massachusetts 02110	Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 225 Franklin Street Boston, Massachusetts 02110
(Name and Address of Agents for Service)

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

This Post-Effective Amendment relates to Columbia Research Enhanced Core ETF and Columba Research Enhanced Value ETF.

EXPLANATORY NOTE

This Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A (File No. 333-209996) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 17 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 17 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 17 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

Item 28. Exhibits

(a)(1)	Declaration of Trust effective June 8, 2012, is incorporated by reference to Registration Statement of the Registrant on Form N-1A (Exhibit (a)), filed on August 16, 2012.

(a)(2)	Amended and Restated Declaration of Trust, effective April 15, 2016, is incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-209996 of the Registrant (Exhibit (a)(2)), filed on May 31, 2016.

(a)(3)	Amendment No. 1 to the Agreement and Declaration of Trust, dated April 15, 2016, is incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement No. 333-209996 of the Registrant (Exhibit (a)(3)), filed on February 28, 2018.

(a)(4)	Amendment No. 2, dated June 19, 2018, to the Agreement and Declaration of Trust, dated April 15, 2016, is incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement No. 333-209996 of the Registrant (Exhibit (a)(4)), filed on July 17, 2018.

(a)(5)	Amendment No. 3, dated June 19, 2019, to the Agreement and Declaration of Trust, dated April 15, 2016, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-209996 of the Registrant (Exhibit (a)(5)), filed on July 26, 2019.

(b)	By-laws, as amended March 3, 2016, are incorporated by reference to Registration Statement No. 333-209996 of the Registrant (Exhibit (b)), filed on March 7, 2016.

(c)	Stock Certificate: Not Applicable.

(d)(1)	Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated April 19, 2016, is incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-209996 of the Registrant (Exhibit (d)(1)), filed on May 31, 2016.

(d)(1)(i)	Schedule A, dated June 19, 2019, to the Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated April 19, 2016, is filed electronically herewith as Exhibit (d)(1)(i) to Post-Effective Amendment No. 17 to Registration Statement No. 333-209996 of the Registrant on Form N-1A.

(e)(1)	Distribution Agreement between Columbia ETF Trust I and ALPS Distributors, Inc., dated April 16, 2018, is incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement No. 333-209996 of the Registrant (Exhibit (e)(1)), filed on July 17, 2018.

(e)(1)(i)	Amendment No. 1, dated June 20, 2018, to the Distribution Agreement between the Registrant and ALPS Distributors, Inc., dated April 16, 2018, is incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement No. 333-209996 of the Registrant (Exhibit (e)(1)(i)), filed on July 17, 2018.

(e)(1)(ii)	Amendment No. 2, dated June 19, 2019, to the Distribution Agreement between the Registrant and ALPS Distributors, Inc., dated April 16, 2018, as amended June 20, 2018, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-209996 of the Registrant (Exhibit (e)(1)(ii)), filed on July 26, 2019.

(f)	Deferred Compensation Plan, adopted as of December 31, 2011, is incorporated by reference to Post-Effective Amendment No. 52 to the Registration Statement No. 333-131683 of Columbia Funds Series Trust II on Form N-1A (Exhibit (f)), filed on February 24, 2012.

(g)(1)	Custody Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement No. 333-209996 of the Registrant (Exhibit (g)(1)), filed on February 27, 2019.

(g)(1)(i)	Amendment, dated February 28, 2019, to Custody Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement No. 333-209996 of the Registrant (Exhibit (g)(1)), filed on May 15, 2019.

(g)(1)(ii)	Third Amendment, dated July 17, 2019, to Custody Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 109 to Registration Statement No. 333-155709 of Columbia ETF Trust II (Exhibit (g)(1)(ii)), filed on July 26, 2019.

(g)(2)	Foreign Custody Manager Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement No. 333-209996 of the Registrant (Exhibit (g)(2)), filed on February 27, 2019.

(g)(2)(i)	Third Amendment, dated July 17, 2019, to Foreign Custody Agreement, dated January 18, 2019, between The Bank of New York Mellon, ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 109 to Registration Statement No. 333-155709 of Columbia ETF Trust II (Exhibit (g)(2)(i)), filed on July 26, 2019.

(h)(1)	Fund Administration and Accounting Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement No. 333-209996 of the Registrant (Exhibit (h)(1)), filed on February 27, 2019.

(h)(1)(i)	Amendment, dated February 28, 2019, to Fund Administration and Accounting Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement No. 333-209996 of the Registrant (Exhibit (h)(1)(i)), filed on May 15, 2019.

(h)(1)(ii)	Second Amendment, dated June 21, 2019, to Fund Administration and Accounting Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 109 to Registration Statement No. 333-155709 of Columbia ETF Trust II (Exhibit (h)(1)(ii)), filed on July 26, 2019.

(h)(1)(iii)	Third Amendment, dated July 17, 2019, to Fund Administration and Accounting Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 109 to Registration Statement No. 333-155709 of Columbia ETF Trust II (Exhibit (h)(1)(iii)), filed on July 26, 2019.

(h)(2)	Transfer Agency and Service Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement No. 333-209996 of the Registrant (Exhibit (h)(2)), filed on February 27, 2019.

(h)(2)(i)	Third Amendment, dated July 17, 2019, to Transfer Agency and Service Agreement, dated January 18, 2019, between The Bank of New York Mellon, Columbia ETF Trust II and the Registrant, is incorporated by reference to Post-Effective Amendment No. 109 to Registration Statement No. 333-155709 of Columbia ETF Trust II (Exhibit (h)(2)(i)), filed on July 26, 2019.

(h)(3)	Sublicense Agreement, dated April 19, 2016, by and between Columbia Management Investment Advisers, LLC and Columbia ETF Trust I for the use of the MSCI Indexes and MSCI Marks is incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement No. 333-209996 of the Registrant (Exhibit (h)(12)), filed on September 22, 2017.

(h)(4)	Sublicense Agreement, dated September 20, 2017, by and between Columbia Management Investment Advisers, LLC and Columbia ETF Trust I for the use of the Bloomberg Indexes and Bloomberg Marks, is incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement No. 333-209996 of the Registrant (Exhibit (h)(13)), filed on September 22, 2017.

(h)(4)(i)	Exhibit A, effective June 20, 2018, to Sublicense Agreement, dated September 20, 2017, by and between Columbia Management Investment Advisers, LLC and Columbia ETF Trust I for the use of the Bloomberg Indexes and Bloomberg Marks by Columbia Diversified Fixed Income Allocation ETF and Columbia Multi-Sector Municipal Income ETF is incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement No. 333-209996 of the Registrant (Exhibit (h)(5)(i)), filed on July 17, 2018.

(h)(5)	License Agreement, dated September 24, 2019, by and between Columbia Management Investment Advisers, LLC and Columbia ETF Trust I for the use of the Beta Advantage® Research Enhanced U.S. Equity Index and the Beta Advantage® Research Enhanced U.S. Value Index is filed electronically herewith as Exhibit (h)(5) to Post-Effective Amendment No. 17 to Registration Statement No. 333-209996 of the Registrant on Form N-1A.

(h)(6)	Amended and Restated Credit Agreement, as of December 5, 2017, is incorporated by reference to Post-Effective Amendment No. 328 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (h)(7)), filed on May 29, 2018.

(h)(7)	Amended and Restated Credit Agreement, as of December 4, 2018, is incorporated by reference to Post-Effective Amendment No. 190 to Registration Statement No. 333-146374 of Columbia Funds Series Trust II on Form N-1A (Exhibit (h)(8)), filed on December 21, 2018.

(i)(1)	Opinion of counsel is incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-209996 of the Registrant (Exhibit (i)), filed on May 31, 2016.

(i)(2)	Opinion and consent of counsel as to the legality of the securities being registered for Columbia Diversified Fixed Income Allocation ETF, is incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement No. 333-209996 of the Registrant (Exhibit (i)(2)), filed on September 22, 2017.

(i)(3)	Opinion and consent of counsel as to the legality of the securities being registered for Columbia Multi-Sector Municipal Income ETF, is incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement No. 333-209996 of the Registrant (Exhibit (i)(3)), filed on July 17, 2018.

(i)(4)	Opinion and consent of counsel as to the legality of the securities being registered for Columbia Research Enhanced Core ETF and Columbia Research Enhanced Value ETF, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-209996 of the Registrant (Exhibit (i)(4)), filed on July 26, 2019.

(j)	Consent of PricewaterhouseCoopers LLP: Not Applicable.

(k)	Not Applicable.

(l)	Initial Capital Agreement is incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-209996 of the Registrant (Exhibit (l)), filed on May 31, 2016.

(m)(1)	Distribution and Service Plan, dated April 19, 2016, is incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-209996 of the Registrant (Exhibit (m)), filed on May 31, 2016.

(m)(1)(i)	Schedule A, adopted April 19, 2016, amended and restated June 19, 2019, to Distribution and Service Plan, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-209996 of the Registrant (Exhibit (m)(1)(i)), filed on July 26, 2019.

(n)	Not Applicable.

(o)	Reserved.

(p)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective March 2019, is incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement No. 333-146374 of Columbia Funds Variable Series Trust II (Exhibit (p)(1)), filed on April 26, 2019.

(p)(2)	Ameriprise Global Asset Management Personal Trading Account Dealing and Code of Ethics Policy, effective December 2018, is incorporated by reference to Post-Effective Amendment No. 345 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (p)(2)), filed on February 15, 2019.

(q)(1)	Trustees’ Power of Attorney, dated January 1, 2018, is incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement No. 333-209996 of the Registrant (Exhibit (q)(1)), filed on February 28, 2018.

(q)(2)	Power of Attorney for Michael G. Clarke, dated May 23, 2016, is incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-209996 of the Registrant (Exhibit (q)), filed on May 31, 2016.

(q)(3)	Power of Attorney for Christopher O. Petersen, dated May 23, 2016, is incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement No. 333-209996 of the Registrant (Exhibit (q)(3)), filed on September 22, 2017.

(q)(4)	Power of Attorney for Marybeth Pilat, dated February 1, 2019, is incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement No. 333-209996 of the Registrant (Exhibit (q)(4)), filed on February 27, 2019.

Item 29. Persons Controlled by or Under Common Control with the Registrant

None.

Item 30. Indemnification

Article VII of the Registrant’s Agreement and Declaration of Trust, as amended, provides that no trustee or officer of the Registrant shall be subject to any liability to any person in connection with Registrant property or the affairs of the Registrant, and no trustee shall be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Registrant or for the act or omission of any other trustee, all as more fully set forth in the Agreement and Declaration of Trust, which is filed as an exhibit to this registration statement. Article 5 of the Registrant’s Bylaws provides that each person made or threatened to be made a party to or is involved in any actual or threatened proceeding by reason of the former or present capacity as a trustee or officer of the Registrant or who, while a trustee or officer, is or was serving at the request of the Registrant or whose duties as a trustee or officer involve or involved service as a director, officer, partner, trustee or agent of another organization or employee benefit plan whether the basis of any proceeding is alleged action in an official capacity or in any capacity while serving as a director, officer, partner, trustee or agent, shall be indemnified by the Registrant, under specified circumstances, all as more fully set forth in the Bylaws, which are filed as an exhibit to the registration statement.

Section 17(h) of the Investment Company Act of 1940 (1940 Act) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Registrant’s Declaration of Trust provides that nothing in the Declaration of Trust shall protect any trustee or officer against any liabilities to the Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or position with or on behalf of the Registrant and the Registrant’s Bylaws provides that no indemnification will be made in violation of the provisions of the 1940 Act.

The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.

The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by Columbia Management Investment Advisers, LLC.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable.

Item 31. Business and Other Connections of the Investment Adviser

To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (Columbia Management), the Registrant’s investment adviser, or any subadviser to a series of the Registrant, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

Columbia Management, a wholly-owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of Columbia Management and the directors and principal officers of Columbia Management is also included in the Form ADV filed by Columbia Management with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with Columbia Management, certain directors and officers of Columbia Management also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.

Item 32. Principal Underwriters.

(a) ALPS Distributors, Inc. acts as the distributor for the Registrant and the following investment companies: 1WS Credit Income Fund, 1290 Funds, Aberdeen Standard Investments ETFs, ALPS Series Trust, The Arbitrage Funds, AQR Funds, Axonic Alternative Income Fund, Barings Funds Trust, BBH Trust, Bluerock Total Income + Real Estate Fund, Brandes Investment Trust, Bridge Builder Trust, Broadstone Real Estate Access Fund, Broadview Funds Trust, Brown Advisory Funds, Brown Capital Management Mutual Funds, CC Real Estate Income Fund, Centre Funds, CION Ares Diversified Credit Fund, Columbia ETF Trust, Columbia ETF Trust I, Columbia ETF Trust II, CRM Mutual Fund Trust,

CSOP ETF Trust, Cullen Funds Trust, DBX ETF Trust, Flat Rock Opportunity Fund, Financial Investors Trust, Firsthand Funds, FS Credit Income Fund, FS Energy Total Return Fund, FS Series Trust, Goehring & Rozencwajg Investment Funds, Goldman Sachs ETF Trust, Griffin Institutional Access Credit Fund, Griffin Institutional Access Real Estate Fund, Hartford Funds Exchange-Traded Trust, Hartford Funds NextShares Trust, Harvest Volatility Edge Trust, Heartland Group, Inc., Holland Series Fund, Inc., Index Funds, IndexIQ Active ETF Trust, Index IQ ETF Trust, Infusive US Trust, IVY NextShares Trust, James Advantage Funds, Janus Detroit Street Trust, Lattice Strategies Trust, Litman Gregory Funds Trust, Longleaf Partners Funds Trust, M3Sixty Funds Trust, Mairs & Power Funds Trust, Meridian Fund, Inc., Natixis ETF Trust, Pax World Series Trust I, Pax World Funds Trust III, Principal Exchange-Traded Funds, Reality Shares ETF Trust, Resource Credit Income Fund, Resource Real Estate Diversified Income Fund, RiverNorth Funds, Sierra Total Return Fund, Smead Funds Trust, SPDR Dow Jones Industrial Average ETF Trust, SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust, Sprott ETF Trust, Stadion Investment Trust, Stone Harbor Investment Funds, Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV, Stone Ridge Trust V, USCF ETF Trust, Wasatch Funds, WesMark Funds, Wilmington Funds and XAI Octagon Credit Trust.

(b) To the best of Registrant’s knowledge, the directors and executive officers of ALPS Distributors, Inc., are as follows:

Name*	Position with Underwriter	Positions with Fund
Una Troy	Director	None

Bradley J. Swenson	President, Chief Operating Officer, Director	None

Robert J. Szydlowski	Senior Vice President, Chief Technology Officer	None

Eric T. Parsons	Vice President, Controller and Assistant Treasurer	None

Joseph J. Frank**	Secretary	None

Patrick J. Pedonti**	Vice President, Treasurer and Assistant Secretary	None

Richard C. Noyes	Senior Vice President, General Counsel, Assistant Secretary	None

Steven Price	Senior Vice President, Chief Compliance Officer	None

Liza Orr	Vice President, Senior Counsel	None

Jed Stahl	Vice President, Senior Counsel	None

Josh Eihausen	Vice President, Associate Senior Counsel	None

James Stegall	Vice President	None

Gary Ross	Senior Vice President	None

Kevin Ireland	Senior Vice President	None

Mark Kiniry	Senior Vice President	None

Stephen J. Kyllo	Vice President, Deputy Chief Compliance Officer	None

Hilary Quinn	Vice President	None

Jennifer Craig	Assistant Vice President	None

*	Except as otherwise noted, the principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1100, Denver, Colorado 80203.
**	The principal business address for Messrs. Pedonti and Frank is 333 W. 11th Street, 5th Floor, Kansas City, Missouri 64105.

(c) Not applicable.

Item 33. Location of Accounts and Records

Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:

•	Registrant, 225 Franklin Street, Boston, MA 02110;

•	Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, 225 Franklin Street, Boston, MA 02110;

•	Registrant’s principal underwriter, ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203;

•	Registrant’s administrator, fund accountant, transfer agent and custodian, The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286.

In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121.

Certain Information on the above-referenced physical possession of accounts, books and other documents is also included in the Registrant’s filing on Form N-CEN filed with the Securities and Exchange Commission on January 14, 2019.

Item 34. Management Services

Not Applicable.

Item 35. Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant,

COLUMBIA ETF TRUST I, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Minneapolis, and the State of Minnesota on the 25th day of September, 2019.

COLUMBIA ETF TRUST I

By:	/s/ Christopher O. Petersen
Christopher O. Petersen
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 25th day of September, 2019.

Signature	Capacity	Signature	Capacity

/s/ Christopher O. Petersen Christopher O. Petersen	President (Principal Executive Officer)	/s/ Brian J. Gallagher* Brian J. Gallagher	Trustee

/s/ Michael G. Clarke* Michael G. Clarke	Chief Financial Officer (Principal Financial Officer) and Senior Vice President	/s/ Catherine James Paglia* Catherine James Paglia	Trustee

/s/ Marybeth Pilat* Marybeth Pilat	Treasurer and Chief Accounting Officer (Principal Accounting Officer)	/s/ Anthony M. Santomero* Anthony M. Santomero	Trustee

/s/ Edward J. Boudreau, Jr.* Edward J. Boudreau, Jr.	Chair of the Board	/s/ Minor M. Shaw* Minor M. Shaw	Trustee

/s/ George S. Batejan* George S. Batejan	Trustee	/s/ William F. Truscott* William F. Truscott	Trustee

/s/ Kathleen A. Blatz* Kathleen A. Blatz	Trustee	/s/ Sandra Yeager* Sandra Yeager	Trustee

/s/ Pamela G. Carlton* Pamela G. Carlton	Trustee

/s/ Patricia M. Flynn* Patricia M. Flynn	Trustee

*	By:	/s/ Joseph D’Alessandro
	Name:	Joseph D’Alessandro**
Attorney-in-fact

**

Executed by Joseph D’Alessandro on behalf of Michael G. Clarke pursuant to a Power of Attorney, dated May 23, 2016, and incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-209996 of the Registrant on Form N-1A (Exhibit (q)), filed with the Commission on May 31, 2016, on behalf of Marybeth Pilat pursuant to a Power of Attorney, dated February 1, 2019, incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement No. 333-209996 of the Registrant on Form N-1A (Exhibit (q)(4)), filed with the Commission on February 27, 2019, and on behalf of each of the Trustees pursuant to a Trustees’ Power of Attorney, dated January 1, 2018, incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement No. 333-209996 of the Registrant on Form N-1A (Exhibit (q)(1)), filed with the Commission on February 28, 2018.

Exhibit Index

(d)(1)(i)	Schedule A, dated June 19, 2019, to the Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated April 19, 2016.

(h)(5)	License Agreement, dated September 24, 2019, by and between Columbia Management Investment Advisers, LLC and Columbia ETF Trust I for the use of the Beta Advantage® Research Enhanced U.S. Equity Index and the Beta Advantage® Research Enhanced U.S. Value Index.